UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE FLOWER VALET

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

343492 10 4

(CUSIP Number)

Christine L. Szymarek

2950 E. Flamingo Rd.

Suite B-A1

Las Vegas, Nevada 89121

(702) 866-5833

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

August 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Christine L. Szymarek

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [ ]

        (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions):    AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.

NUMBER OF                      (7)         SOLE VOTING POWER                    3,500,0001

SHARES

BENEFICIALLY                 (8)         SHARED VOTING POWER                              0

OWNED BY

EACH REPORTING           (9)         SOLE DISPOSITIVE POWER             3,500,000

PERSON WITH

                                             (10)       SHARED DISPOSITIVE POWER                    0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,500,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        54%

14     TYPE OF REPORTING PERSON (See Instructions)

        (IN) INDIVIDUAL

1 Ms. Szymarek was originally issued 350,000 shares.  The share number shown is post 10:1 forward split, occurred on July 21, 2003.

EXPLANATORY STATEMENT

        This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Christine L. Szymarek ("Ms. Szymarek"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of The Flower Valet a Nevada corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 2950 E. Flamingo Rd., Suite B-A1, Las Vegas, Nevada 89121.

ITEM 2. IDENTITY AND BACKGROUND

  The Reporting Person is Christine L. Szymarek.

  Ms. Szymarek's address is 2950 E. Flamingo Rd., Suite B-A2, Las Vegas, Nevada 89121.

  Ms. Szymarek's principal occupation and business address is President, Secretary, Treasurer and Director of the Issuer. The Issuer's address is 2950 E. Flamingo Rd., Suite B-A2, Las Vegas, Nevada 89121.

  Ms. Szymarek has not been convicted in a criminal proceeding during the last five years.

  Ms. Szymarek, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Ms. Szymarek is a citizen of the United States of America and a resident of the State of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Ms. Szymarek received 3,500,000 shares directly from the Issuer as consideration for serving on the Issuer's Board of Directors, assuming the liability of being an officer and director of a reporting company. Ms. Szymarek's knowledge of business marketing helped her form the Flower Valet which engaged in the selling and distributing floral products, gifts and gourmet foods through the Internet.

ITEM 4. PURPOSE OF TRANSACTION

        Ms. Szymarek received 3,500,000 shares directly from the Issuer as consideration for her serving on the Issuer's Board of Directors, assuming the liability of being an officer and director of a reporting company. Ms. Szymarek's knowledge of business marketing helped her form the Flower Valet which engaged in the selling and distributing floral products, gifts and gourmet foods through the Internet.

        At the time, Ms. Szymarek has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in:

  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

  a sale or transfer of a material amount of assets of the Issuer;

  any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of the Issuer;

  any other material change in the Issuer's business or corporate structure, other than, Ms. Szymarek concept of selling and distributing floral products, gifts and gourmet foods through the Internet;

  changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  Ms. Szymarek beneficially owns 3,500,000 shares of the Issuer's common stock. The 3,500,000 represents approximately 54% of The Issuer's common stock based on 6,500,000 shares of common stock outstanding on July 31, 2003.

  (i)        Sole Power to Vote or Direct the Vote:

                    3,500,000 shares of Common Stock

        (ii)       Shared Power to Vote or Direct the Vote:

                    0 shares

        (iii)     Sole Power to Dispose or Direct the Disposition:

                   3,500,000 shares of Common Stock

        (iv)     Shared Power to Dispose or Direct the Disposition:

                   0 shares

  None

  Not Applicable

  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Ms. Szymarek is President, Secretary, Treasurer and Director of the issuer.

ITEM 7. EXHIBITS

        N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003                         By:/S/Christine L. Szymarek

                                                                    Christine L. Szymarek